UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 10, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains Vodafone Group Plc’s (Vodafone) interim management statement for the quarter ended 31 December 2009.

Use of Non-GAAP Financial Information

In presenting and discussing the Group’s reported operating results certain information is derived from amounts calculated in accordance with International Financial Reporting Standards (‘IFRS’) but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Cash flow measures

In presenting and discussing the Group’s reported results, free cash flow is calculated and presented even though this measure is not recognised within IFRS. The Group believes that it is both useful and necessary to communicate free cash flow to investors and other interested parties, for the following reasons:

•      free cash flow allows the Company and external parties to evaluate the Group’s liquidity and the cash generated by the Group’s operations. Free cash flow does not include payments for licences and spectrum included within intangible assets and items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary such as cash flows relating to acquisitions and disposals or financing activities. In addition it does not necessarily reflect the amounts which the Group has an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated balance sheet or to provide returns to shareholders in the form of dividends or share purchases;

•      free cash flow facilitates comparability of results with other companies although the Group’s measure of free cash flow may not be directly comparable to similarly titles measures used by other companies;

•      this measure is used by management for planning, reporting and incentive purposes; and

•      this measure is useful in connection with discussion with the investment analyst community and debt rating agencies.

A reconciliation of cash generated by operations, the closest equivalent GAAP measure, to free cash flow to is provided below:

	Quarter ended 31 December
	2009 £m	2008 £m

Cash generated by operations	4,134	3,777

Cash capital expenditure(1), net of disposals	(1,550)	(1,438)
Dividends received from associates and investments(2)	162	–
Other	(939)	(776)
Free cash flow	1,807	1,563

Notes:

(1)     Cash paid for purchase of intangible assets other than licence and spectrum payments, and property, plant and equipment.

(2)     Three months ended 31 December 2009 includes £162 million from the Group’s interest in Verizon Wireless.

Organic Growth

Organic growth presents period to period changes on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. The Group believes that “organic growth”, which is not intended to be a substitute for or superior to reported growth, provides useful and necessary information to investors and other interested parties for the following reasons:

•      it provides additional information on underlying growth of the business without the effect of certain factors unrelated to the operating performance of the business;

•      it is used by the Group for internal performance analysis; and

•      it facilitates comparability of underlying growth with other companies, although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies.

Reconciliations of organic growth to reported growth can be found below and on pages 5, 7, 8 and 10.  Furthermore, all amounts in this document marked with an “(*)” represent organic growth.

					% change
		Organic	M&A activity	Foreign exchange	Reported

Service revenue growth	Turkey	12.9	–	(1.2)	11.7

Service revenue growth	Verizon Wireless	4.7	13.9	5.3	23.9

Broadband revenue growth	Italy	22.3	–	9.5	31.8

Broadband revenue growth	Spain	10.7	–	8.4	19.1

Fixed line revenue growth	Germany	4.1	–	8.0	12.1

Mobile internet revenue growth	Group	27.0	–	7.6	34.6

Enterprise revenue growth	Europe	3.8	–	(1.9)	1.9

Service revenue growth	Egypt	2.7	–	(3.3)	(0.6)

Data revenue growth	Vodacom	36.1	169.6	94.3	300.0

Service revenue decline	Romania	(23.8)	–	5.4	(18.4)

Voice revenue decline	Romania	(24.7)	–	5.6	(19.1)

INTERIM MANAGEMENT STATEMENT FOR THE QUARTER ENDED 31 DECEMBER 2009

Group service revenue trend improves by 1.8(*) percentage points:

•                  Group revenue increased by 10.3% to £11.5 billion. Group service revenue increased by 11.0% to £10.7 billion; organic service revenue fell 1.2%(*), a 1.8 percentage point improvement on the previous quarter

•                  In Europe service revenue fell 3.2%(*), a 1.4 percentage point improvement on the previous quarter. Growth continued in Italy, trends improved in the UK and Germany and trends were stable in Spain. Data and fixed line revenue continued to show a strong performance. In mobile, improvements were driven by enterprise and messaging with voice usage and price trends broadly stable

•                  In Africa and Central Europe service revenue fell 0.5%(*), a 3.4 percentage point improvement on the previous quarter driven by a return to service revenue growth in Turkey (+12.9%(*)) and continued robust growth at Vodacom (+5.5%(*)) driven by data

•                  Asia Pacific and Middle East delivered a 10.4%(*) increase in service revenue; India’s service revenue grew by 13.8% (*) with strong customer growth despite a more competitive environment

•                  Verizon Wireless delivered another strong result with service revenue growth of 4.7% (*) and a 7.0% pro forma increase in the mobile customer base

•                  Proportionate mobile customer base reached 333.0 million with 10.3 million net additions during the quarter

Strong progress on our strategic priorities – data revenue exceeded £1 billion:

•                  Group data revenue exceeded £1 billion for the first time, up 17.7%(*) year on year, with increased take up of data-enabled smartphones across Europe where active data users now exceed 30 million. Data as a percentage of service revenue in Europe was 11%, increasing for the sixth consecutive quarter

•                  Fixed line revenue grew by 10.0%(*) to £862 million in the quarter with strong broadband customer growth; the European broadband customer base now exceeds five million; revenue grew by 4.1%(*) in Germany, 22.3%(*) in Italy and 10.7%(*) in Spain

Outlook for the 2010 financial year – free cash flow range upgraded(1):

•                  Adjusted operating profit is now expected to be in the range of £11.4 billion to £11.8 billion(1); cost reduction programmes on track; third quarter EBITDA trends in line with management expectations

•                  Strong free cash flow of £5.8 billion(1) year to date; upgrading free cash flow range by £0.5 billion to between £6.5 billion and £7.0 billion

Vittorio Colao, Chief Executive, commented:

“Service revenue trends have improved with continuing growth in our data and fixed line revenue. Free cash flow guidance has been raised reflecting the impact of our cost and working capital reduction programmes. We are on track to deliver on our strategic priorities in the current financial year.”

Notes:

(*)            All amounts in this document marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

(1)          Reflects assumptions of foreign exchange rates for the 2010 financial year of approximately £1:€1.12 and £1:US$1.50.

OPERATING REVIEW

Group

	Quarter ended 31 December
	2009(1)	2008					% change
	£m	£m	Organic	(2)	M&A activity	Foreign exchange	Reported

Europe	7,207	7,013	(3.2)		0.1	5.9	2.8
Africa and Central Europe	1,990	1,290	(0.5)		41.3	13.5	54.3
Asia Pacific and Middle East	1,570	1,402	10.4		(5.4)	7.0	12.0
Eliminations	(33)	(34)
Service revenue	10,734	9,671	(1.2)		5.3	6.9	11.0
Other revenue	812	799	(10.7)		4.5	7.8	1.6
Revenue	11,546	10,470	(2.0)		5.3	7.0	10.3

Capital expenditure	1,349	1,371					(1.6)

Free cash flow	1,807	1,563					15.6

Notes:

(1)          Reflects average exchange rates of £1:€1.11 and £1:US$1.63.

(2)          Organic growth includes India and Vodacom (except the results of Gateway) at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.

Group revenue increased by 10.3% to £11.5 billion and Group service revenue increased by 11.0% to £10.7 billion; organic service revenue declined by 1.2%(*), an improvement of 1.8 percentage points on the previous quarter. Improved service revenue trends were recorded in each of the Group’s regions.

In Europe service revenue fell 3.2%(*), a 1.4 percentage point improvement on the previous quarter with continued growth in Italy, improved trends in Germany and the UK and stable trends in Spain. Voice usage growth was similar to the previous two quarters with overall price declines continuing at similar double digit rates. Organic messaging revenue growth was flat, an improvement of 3.8(*) percentage points on the previous quarter with a particularly strong customer response to unlimited bundles and promotions generating growth in Italy and the UK. Fixed line revenue increased by 10.0%(*) with revenue growth in Germany doubling to 4.1%(*). Fixed broadband customers reached 5.2 million with 267,000 net additions and a strong net additions share in Italy and Spain. Data revenue grew by 16.3%(*) with mobile internet revenue increasing by 27.0% (*) due to an increase in the proportion of data plans sold with smartphones and good PC connectivity sales across the region. Enterprise revenue was down 3.8%(*) reflecting continued economic pressure on customers, but declined at a lower rate than the previous two quarters with noticeable improvements in roaming activity.

In Africa and Central Europe service revenue fell by 0.5%(*), a 3.4 percentage point improvement on the previous quarter driven by a return to growth in Turkey, where service revenue increased by 12.9%(*),  and continued robust growth at Vodacom, where service revenue grew by 5.5%(*) in part as a result of another good quarter for data revenue in South Africa. In Central Europe revenue continued to decline reflecting the challenging economic conditions in these markets but the rate of decline was broadly stable when compared with the previous quarter.

In Asia Pacific and Middle East service revenue increased by 10.4%(*). India’s service revenue increased by 13.8%(*), half of which was delivered by the network sharing joint venture Indus Towers with the remaining growth driven by a 51.0% increase in average mobile customers and a 35.1% increase in voice usage offset in part by declining average voice rates. India’s organic service revenue increased sequentially compared to the previous quarter. In Egypt service revenue returned to growth at 2.7%(*) and in Australia the joint venture is delivering cost synergies in line with management’s expectations.

The Group’s EBITDA margin decline during the quarter was consistent with management’s expectations underlying the guidance for the current financial year. Capital expenditure of £1.3 billion was at a similar level to the same quarter last year reflecting continued investment in Europe to support network quality and data growth and targeted lower investment in India consistent with previous guidance.

Free cash flow increased by 15.6% to £1.8 billion driven, in part, by Verizon Wireless dividends. Group net debt decreased by £2.3 billion in the quarter to £31.7 billion reflecting free cash flow generated and a £0.6 billion beneficial impact of exchange rate movements on non-sterling denominated debt.

OPERATING REVIEW

Outlook for the 2010 financial year

The Group is trading in line with management’s expectations with stronger cash generation.

Cumulative free cash flow for the first three quarters of the financial year was £5.8 billion with the increase driven by working capital, timing of the Verizon Wireless dividend which in the prior year had been deferred and the increase in Verizon Wireless dividend agreed at the time of the Alltel acquisition. Given the likely benefit of the working capital improvement programme and other factors, free cash flow is now expected to be higher than anticipated and will be in the range £6.5 billion to £7.0 billion.

Taking into account the results of the first three quarters and current trading, adjusted operating profit is now expected to be in the range of £11.4 billion to £11.8 billion(1) reflecting a small improvement in underlying trading and the contribution from associates, and lower depreciation and amortisation. Depreciation and amortisation is now expected to be around £8.0 billion for the current financial year. Third quarter EBITDA trends were in line with management’s expectations underlying the guidance for the current financial year and cost reduction programmes remain on track.

The outlook ranges for the 2010 financial year included full year foreign exchange assumptions of £1:€1.12 and £1:US$1.50. The actual rates experienced during the first three quarters of the 2010 financial year were £1:€1.13 and £1:US$1.61. On a full year basis the impact on adjusted operating profit of a 1% change in the euro/sterling exchange rate is approximately £60 million and of a 1% change in the US dollar/sterling exchange rate is approximately £40 million.

Note:

(1)          The outlook has been prepared on the same basis as the outlook included on page 37 of the Group’s 2009 annual report on Form 20-F. Specifically, the outlook does not include the impact of reorganisation costs arising from the Alltel acquisition by Verizon Wireless, which are expected to be around £0.2 billion.

OPERATING REVIEW

Europe

	Quarter ended 31 December
Revenue	2009	2008	% change
	£m	£m	Organic	M&A	Foreign exchange	Reported

Germany	1,991	1,909	(2.8)	–	7.1	4.3
Italy	1,470	1,363	0.7	–	7.2	7.9
Spain	1,328	1,328	(6.8)	–	6.8	–
UK	1,177	1,226	(4.9)	0.9	–	(4.0)
Other Europe	1,288	1,253	(4.3)	–	7.1	2.8
Eliminations	(47)	(66)
Service revenue	7,207	7,013	(3.2)	0.1	5.9	2.8
Other revenue	459	534	(18.2)	–	4.2	(14.0)
Revenue	7,666	7,547	(4.3)	0.2	5.7	1.6

Revenue grew by 1.6% including a 5.7 percentage point benefit arising from favourable exchange rate movements. Service revenue fell by 3.2%(*), an improvement on the previous quarter. Strong growth in data revenue, driven by both mobile internet services and mobile broadband, combined with fixed line revenue growth partially offset lower voice revenue which continues to be impacted by market and regulatory pricing pressures. Italy and the Netherlands maintained positive organic growth in service revenue while most other markets showed an improvement on the previous quarter.

Germany

Service revenue fell by 2.8%(*), a lower rate than the previous quarter due to improvements in both mobile and fixed revenue trends. Continued data revenue growth benefited from the take up of mobile internet devices and was partially offset by lower voice revenue, which was impacted by the termination rate cut effective from April 2009 and competitive pricing pressures. Higher fixed line revenue was driven by continued strong retail net additions and the wholesale business. The fixed broadband customer base increased to 3.4 million with an additional 0.3 million wholesale customers.

Italy

Service revenue grew by 0.7%(*) as growth in data and fixed line services, driven by the continued success of PC connectivity and mobile internet services and strong fixed broadband customer additions, respectively, were partially offset by a decline in voice revenue. Despite the commercial success of Christmas promotions, increased competition and optimisation of spending by prepaid customers in the current economic climate led to lower voice revenue. Mobile customer additions were strong overall and the closing contract customer base was up 19%.

Spain

The 6.8% (*) decline in service revenue was stable compared to the previous quarter despite continued economic weakness and a high unemployment rate. Growth in data and fixed line revenue continued to benefit from Vodafone Station but was more than offset by a decline in voice revenue. Continued improvement in voice usage trends helped partially offset the termination rate cuts effective from April 2009.

UK

Service revenue declined by 4.9%(*) with the trend improving compared to the previous quarter driven by strong mobile customer additions achieved through the launch of new products and indirect distribution channels. Messaging and data revenue growth was supported by unlimited message plans and the growth in mobile internet bundles. These trends were offset by the continued fall in voice revenue, a consequence of competitive price reductions and a termination rate cut effective from July 2009.

Other Europe

Service revenue declined by 4.3%(*). The Netherlands maintained positive growth with all other markets improving or remaining stable compared to the previous quarter. Portugal’s service revenue declined at a lower rate compared to the previous quarter driven by continued strong voice usage and reduced pressure on pricing and termination rates. Service revenue in Greece continued to be under pressure due to the economy and price declines.

OPERATING REVIEW

Africa and Central Europe

	Quarter ended 31 December
Revenue	2009	2008				% change
	£m	£m	Organic(1)	M&A	Foreign exchange	Reported

Vodacom	1,111	391	5.5	117.8	60.8	184.1
Other Africa and Central Europe	879	899	(6.8)	2.8	1.8	(2.2)
Service revenue	1,990	1,290	(0.5)	41.3	13.5	54.3
Other revenue	193	103	(0.5)	61.5	26.4	87.4
Revenue	2,183	1,393	(0.5)	42.9	14.3	56.7

Note:

(1)          Organic growth includes Vodacom (except the results of Gateway) at the current level of ownership.

Revenue increased by 56.7% benefiting from the treatment of Vodacom as a subsidiary and the full consolidation of its results in the current period. Service revenue declined by 0.5%(*) as the 3.5 percentage point impact of termination rate cuts and lower prices offset the impact of net mobile customer additions in the quarter and good data revenue growth. Continued solid growth in Vodacom and a much improved performance in Turkey were more than offset by revenue declines in Central Europe.

Vodacom

Service revenue grew by 5.5%(*) with continued robust performance in South Africa offsetting service revenue declines in Tanzania and the Democratic Republic of Congo. Data revenue continued to increase strongly with growth of 36.1%(*) following increased penetration of mobile PC connectivity devices and mobile internet usage. Customer growth in the South African market continued to be impacted by customer registration requirements. Service revenue declined in Tanzania and the Democratic Republic of Congo reflecting price reductions aimed at improving competiveness in key markets and a challenging economy in the Democratic Republic of Congo.

Other Africa and Central Europe

Service revenue declined by 6.8%(*) as growth in Turkey was more than offset by revenue declines in other markets in the region. Turkey returned to growth this quarter with service revenue increasing by 12.9%(*) driven by incoming mobile voice revenue and an improving trend in outgoing mobile voice revenue. Vodafone continues to be the market leader in mobile number portability which contributed to a substantial increase in the contract customer base. Turkey continued to invest in improving both network quality and coverage and significantly expanded its distribution channels. In Romania service revenue declined by 23.8% (*), with voice revenue declining by 24.7% (*) as competition remained intense and new promotional deals resulted in lower effective pricing.

Asia Pacific and Middle East

	Quarter ended 31 December
Revenue	2009	2008	% change
	£m	£m	Organic(1)	M&A	Foreign exchange	Reported

India	767	674	13.8	–	–	13.8
Other Asia Pacific and Middle East	803	728	5.8	(7.9)	12.4	10.3
Service revenue	1,570	1,402	10.4	(5.4)	7.0	12.0
Other revenue	91	112	(20.1)	(10.1)	11.4	(18.8)
Revenue	1,661	1,514	8.8	(6.6)	7.5	9.7

Note:

(1)          Organic growth includes India at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009.

Revenue grew by 9.7% including a 7.5 percentage point benefit from favourable exchange rate movements. Service revenue grew by 10.4%(*) driven by 45.7% growth in the average mobile customer base and continued strong data revenue growth. India contributed around 75% of the region’s organic service revenue growth.

OPERATING REVIEW

India

Service revenue grew by 13.8%(*), including a 6.9 percentage point benefit from the revenue stream generated by the network sharing joint venture Indus Towers. The growth rate was lower than the previous quarter primarily due to pressure on voice pricing in what is becoming an increasingly competitive market. The impact of the 51.0% increase in average mobile customers was largely offset by lower effective prices. Indus Towers continued to show improved performance with tenancy rates up to an average of 1.7 operators per site.

Other Asia Pacific and Middle East

Service revenue increased by 5.8%(*) driven primarily by the growth in Qatar and Egypt. Having launched services in July 2009 Qatar more than doubled its mobile customer base in the quarter to 354,000 customers at 31 December 2009, representing 22% of the population. In Egypt service revenue increased by 2.7%(*) following an increase in the average mobile customer base and strong data revenue growth resulting from increased penetration of mobile internet devices. These factors were partially offset by aggressive competition and pricing deregulation in the market. The Group’s joint venture in Australia is performing well and delivering cost synergies in line with management’s expectations.

Verizon Wireless

In the United States Verizon Wireless reported 2.2 million net mobile customer additions during the quarter bringing the closing mobile customer base to 91.2 million, up 7.0% on a pro forma basis compared to the same quarter last year. Service revenue growth of 4.7%(*) was driven by the expanding customer base and robust data revenue derived from growth in mobile broadband products.

Other transactions and developments

Since 30 September 2009 the Group has completed or announced the transactions listed below. Sterling equivalents are based on exchange rates on the date of announcement or completion.

In December 2009 the Group acquired a 49% interest in each of two companies that hold indirect equity interests in Vodafone Essar Limited (‘Vodafone India’) following the partial exercise of options which are described on page 44 of the Group’s 2009 annual report on Form 20-F. As a result the Group increased its aggregate direct and indirect equity interest in Vodafone India from 51.58% to 57.59%.

On 17 December 2009 the UK Supreme Court refused Vodafone 2 permission to appeal against a Court of Appeal decision with regard to the legal issue of compatibility of the UK’s CFC legislation with EU law. As a result the Court of Appeal’s judgement, that under specific circumstances dictated by European Law the UK CFC rules may be applied, resolves this legal issue initially pursued by Vodafone. Attention will now turn to the facts and circumstances of the case. For further information on the background to this case, please refer to the information under the heading “Legal proceedings” on pages 114 and 115 of the Group’s 2009 annual report on Form 20-F.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 December

	Group				Europe				Africa and Central Europe				Asia Pacific and Middle East
	2009		2008		2009		2008		2009		2008		2009		2008
	£m		£m		£m		£m		£m		£m		£m		£m

Voice revenue	7,138		6,779		4,402		4,609		1,538		1,039		1,196		1,130
Messaging revenue	1,261		1,149		967		918		165		121		130		110
Data revenue	1,053		786		792		642		147		67		114		77
Fixed line revenue	862		695		775		656		64		26		23		14
Other service revenue	420		262		271		188		76		37		107		71
Service revenue	10,734		9,671		7,207		7,013		1,990		1,290		1,570		1,402
	% change
	Group				Europe				Africa and Central Europe				Asia Pacific and Middle East
	Organic	M&A	Foreign exchange	Reported	Organic	M&A	Foreign exchange	Reported	Organic	M&A	Foreign exchange	Reported	Organic	M&A	Foreign exchange	Reported

Voice revenue	(6.4)	5.2	6.5	(5.3)	(9.9)	–	5.4	(4.5)	(2.9)	37.5	13.4	48.0	6.2	(5.8)	5.4	5.8
Messaging revenue	0.3	2.7	6.7	9.7	–	–	5.3	5.3	(0.5)	28.5	8.4	36.4	5.9	(5.5)	17.8	18.2
Data revenue	17.7	7.6	8.7	34.0	16.3	–	7.1	23.4	24.9	66.9	27.6	119.4	21.7	16.0	10.4	48.1
Fixed line revenue	10.0	5.9	8.1	24.0	10.0	–	8.1	18.1	(72.2)	247.1	(28.7)	146.2	40.9	–	23.4	64.3
Other service revenue	41.8	10.7	7.8	60.3	33.6	6.2	4.3	44.1	25.1	58.0	22.3	105.4	61.6	(19.7)	8.8	50.7
Service revenue	(1.2)	5.3	6.9	11.0	(3.2)	0.1	5.9	2.8	(0.5)	41.3	13.5	54.3	10.4	(5.4)	7.0	12.0

		Germany		Italy		Spain		UK		Vodacom		India
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	994	1,017	923	909	967	994	648	787	858	332	630	588
Messaging revenue	201	191	233	214	107	114	267	239	69	24	28	23
Data revenue	264	209	135	105	122	102	150	123	96	25	42	38
Fixed line revenue	499	445	141	107	81	68	8	8	42	–	–	–
Other service revenue	33	47	38	28	51	50	104	69	46	10	67	25
Service revenue	1,991	1,909	1,470	1,363	1,328	1,328	1,177	1,226	1,111	391	767	674
	% change
		Germany		Italy		Spain		UK		Vodacom		India
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	4.3	(2.8)	7.9	0.7	–	(6.8)	(4.0)	(4.9)	100+	5.5	13.8	13.8

ADDITIONAL INFORMATION

Mobile customers(1) – quarter ended 31 December 2009

	AT 1 OCT	NET	OTHER	AT 31 DEC

COUNTRY (in thousands)	2009	ADDITIONS	MOVEMENTS(2)	2009	PREPAID

Europe
Germany(3)	34,540	85	–	34,625	53.5%
Italy	22,403	563	–	22,966	86.3%
Spain	17,069	(159)	–	16,910	39.1%
UK	18,704	410	–	19,114	56.0%

	92,716	899	–	93,615	61.3%
Other Europe

Albania	1,619	56	–	1,675	94.1%
Greece	6,255	301	–	6,556	74.1%
Ireland	2,119	26	–	2,145	68.2%
Malta	220	4	–	224	84.9%
Netherlands	4,708	92	–	4,800	39.3%
Portugal	5,813	95	–	5,908	80.1%

	20,734	574	–	21,308	69.0%

Europe	113,450	1,473	–	114,923	62.7%

Africa and Central Europe

Vodacom(4)	41,587	(78)	(1,055)	40,454	88.3%
Czech Republic	2,984	22	–	3,006	47.9%
Ghana	2,604	106	–	2,710	99.6%
Hungary	2,518	84	–	2,602	55.8%
Poland	3,451	(27)	–	3,424	50.4%
Romania	9,535	128	–	9,663	61.9%
Turkey	15,683	(18)	–	15,665	85.6%

	78,362	217	(1,055)	77,524	76.9%
Asia Pacific and Middle East
India	82,846	8,556	–	91,402	93.9%
Australia	3,274	135	–	3,409	45.8%
Egypt	22,065	1,260	–	23,325	95.9%
Fiji	340	15	–	355	96.3%
New Zealand	2,484	9	–	2,493	70.7%
Qatar	151	203	–	354	90.6%

	111,160	10,178	–	121,338	91.2%

Group	302,972	11,868	(1,055)	313,785	77.0%

Reconciliation to proportionate
Group	302,972	11,868	(1,055)	313,785
Minority interests in above(5)	(55,767)	(3,765)	705	(58,827)
Associates and investments:
Verizon Wireless	40,056	965	41	41,062	8.0%
Other	35,770	1,193	–	36,963	97.3%

	75,826	2,158	41	78,025

Proportionate(5)	323,031	10,261	(309)	332,983	83.8%

Europe	122,281	1,540	–	123,821	59.4%
Africa and Central Europe	65,822	289	(350)	65,761	80.2%
Asia Pacific and Middle East	94,872	7,467	–	102,339	97.8%
Verizon Wireless	40,056	965	41	41,062	8.0%

Notes:

(1)  Group customers are presented on a controlled (fully consolidated) and jointly controlled (proportionately consolidated) basis in accordance with the Group’s current segments.

(2)  Other movements relate primarily to the disconnection of inactive SIM cards by Vodacom’s subsidiary in the Democratic Republic of Congo in December 2009.

(3)  German customers at 1 October 2009 have been adjusted to remove 234,000 mobile data SIMs issued in conjunction with a fixed broadband offering.

(4)  Vodacom refers to the Group’s interests in Vodacom Group (Pty) Limited and its subsidiaries, including those located outside of South Africa.

(5)  Proportionate customers are based on equity interests as at 31 December 2009. The calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s equity interest from 57.59% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 31 December 2009

Country	Contract	Prepaid	Total

Germany	17.8%	40.2%	29.7%

Italy	23.3%	24.9%	24.7%

Spain	21.7%	41.9%	29.7%

UK	18.1%	51.7%	36.9%

Vodacom(1)	14.6%	59.8%	54.7%

India	26.0%	38.9%	38.1%

Note:

(1)  The customer churn for Vodacom in the quarter ended 31 December 2009 includes the effect of 1,055,000 prepaid inactive SIM card disconnections by Vodacom’s subsidiary in the Democratic Republic of Congo during December 2009. The underlying prepaid customer churn excluding this change was 48.3% and total churn was 44.5%.

OTHER INFORMATION

Notes:

1.   Vodafone, the Vodafone logo, Vodafone Station and Vodacom are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.   All growth rates reflect a comparison to the quarter ended 31 December 2008 unless otherwise stated. References to the “previous quarter” are to the quarter ended 30 September 2009 unless otherwise stated.

3.   All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. All relevant calculations of organic growth include Vodacom (except the results of Gateway) at the current level of ownership and exclude all results of the Group’s business in Australia.

4.   Reported growth is based on amounts reported in pounds sterling as determined under IFRS.

5.   The Group’s outlook for the 2010 financial year is contained on page 37 of the Group’s 2009 annual report on Form 20-F as updated on page 3 of the Group’s half-year financial report for the six months ended 30 September 2009.

6.   Quarterly historical information including customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Forward-looking statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 which are subject to risks and uncertainties because they relate to future events. In particular, such forward-looking statements include but are not limited to: statements with respect to Vodafone’s expectations as to savings from cost reduction programmes, including the working capital improvement programme; expectations as to levels of capital expenditure and operating expenditure; the anticipated impact of exchange rate movements on the Group’s results for the current fiscal year; the Group’s expectations for adjusted operating profit, free cash flow, EBITDA and foreign exchange rates for the 2010 financial year; the impact of reduced mobile termination rates; and expectations regarding market trends including price trends. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, Vodafone’s ability to realise anticipated cost savings, the impact of legal or other proceedings, continued growth in the market for mobile services and general economic conditions.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Other Information – Forward-looking statements” in Vodafone Group Plc’s half-year financial report for the six months ending 30 September 2009, and “Forward-looking statements” and “Principal risk factors and uncertainties” in Vodafone Group Plc’s annual report on Form 20-F for the year ended 31 March 2009. The half-year financial report and the annual report on Form 20-F can be found on the Group’s website (www.vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this press release will be realised. Except as otherwise stated herein and as may be required to comply with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 10, 2010	By: /s/S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary